Exhibit 99.13

FOURTH AMENDMENT
TO THE
RESTATED GRAND CASINOS
401(k) SAVINGS PLAN

WHEREAS, the Restated Grand Casinos 401(k) Savings Plan (the “Plan”) was adopted on February 28, 2001;

WHEREAS, under Section XIII of the Plan, Grand Casinos, Inc. reserved the right to amend the provisions of the Plan through action of its Board of Directors;

WHEREAS, the First Amendment to the Plan was adopted on November 21, 2001;

WHEREAS, the Second Amendment to the Plan was adopted on December 31, 2002;

WHEREAS, the Third Amendment to the Plan was adopted on December 30, 2003;

WHEREAS, all stock amounts held in the Starwood Stock Fund under the Plan have been liquidated and in connection with such liquidation, the Starwood Stock Fund ceased to exist under the Plan; and

WHEREAS, it has become necessary to amend the Plan in order to (i) to provide that, as a result of the liquidation of all stock amounts held under the Starwood Stock Fund, the stock distribution right of those participants with a balance in the Starwood Stock Fund shall no longer apply under the Plan; and (ii) to make other changes under the Plan.

NOW, THEREFORE, the Plan is hereby amended as follows:

1.             Section 16.7 is amended by adding the following new sentences to the end thereof to read:

“As of August 2, 2004, all stock amounts held in the Starwood Stock Fund under the Plan have been liquidated, and the Starwood Stock Fund ceased to exist under the Plan.  Effective August 2, 2004, the stock distribution right described in this Section shall no longer apply.”

2.             Section 18.3(b) is amended to read as follows:

“18.3       (a)           The Employer shall have no liability in respect to the payment of benefits or otherwise under the Plan; and the Employer shall have no liability in respect to the administration of the Trust or of the Fund held by the Trustees, and each Participant and/or Beneficiary shall look solely to the Fund for any payments or benefits under the Plan.

(b)           The payment of any benefit under the Plan to a Participant, Beneficiary, guardian of a minor Beneficiary or guardian of a minor ‘alternate payee’ (as defined in Code Section 414(p)(8)) shall be a full and sufficient discharge to the Trustee and the Committee for the payment thereof, and the Trustee and the Committee shall be exonerated from all liability and responsibility by reason of any amount so paid irrespective of the application or use thereof which may be made by any such Participant, Beneficiary or guardian, and the Trustee and the Committee shall have no duty to see to the application of any such amount.”

3.             Effective Dates.

(a)           The amendment made by paragraph 2 shall be effective as of January 1, 2004.

(b)           The amendment made by paragraph I shall be effective as of August 2, 2004.

IN WITNESS WHEREOF, Grand Casinos, Inc. has executed this Fourth Amendment to the Plan on this 31st day of December, 2004.

ATTEST:	GRAND CASINOS, INC.

Carleeta Howard	By:	/s/ Wallace R. Barr

	Title:	President and CEO